United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale has not reached consensus at the hearing held today

Rio de Janeiro, January 21st, 2021 – Vale S.A. (“Vale” or “company”) clarifies that, at hearing held today, it has not reached consensus with the State of Minas Gerais and with federal and state institutions of Justice, aiming at a possible agreement on the benefit of the entire State and, especially, of the populations of Brumadinho and the impacted municipalities along the Paraopeba river trough.

Vale recognizes, since the day of the dam breach, its responsibility for fully repairing the damage caused. Vale has been assisting families and affected regions, seeking to restore dignity and livelihoods, either through direct actions in the regions, or through individual agreements with the families of the victims and those affected ones. To date, approximately 8,700 individual indemnifications have been paid.

Vale considers it is essential to repair the damage caused in a fair and agile way and has prioritized initiatives and resources for this purpose.

It is fundamental to highlight the quality of the mediation process of the CEJUSC (Judicial Centers for Conflict Resolution and Citizenship) of the TJMG (Court of Justice of the State of Minas Gerais), which ensured, in a high-level dialogue, considerable progress towards the construction of an agreement. Although the parties have not reached consensus, the disagreement is based on aspects related only to the amounts to be paid and their destination.

Vale will continue to fully comply with its obligation to repair and indemnify people, as well as to promote the repair of the environment, regardless of whether there is a sentence or agreement. To date, the company has allocated about R$ 10 billion for these purposes.

Vale reiterates its confidence in the Judiciary.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: January 21, 2021		Head of Investor Relations